AM
9/6/2005



CM
8/30

SECURITIES AND EXCHANGE COMMISSION

05043582

| OMB APPROVAL | |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III



| SEC FILE NUMBER |
|---|
| 8- 34642 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING July 1, 2004 (MM/DD/YY) AND ENDING June 30, 2005 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
**Firstrade Securities, Inc.**

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

**133-25 37th Avenue**
(No. and Street)

| **Flushing** | **NY** | **11354** |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

**John Liu** — **718-961-6600** (Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

**O'Connor Davies Munns & Dobbins, LLP**
(Name – *if individual, state last, first, middle name*)

| **60 East 42nd Street** | **New York** | **NY** | **10165** |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.


PROCESSED
SEP 09 2005
THOMSON
FINANCIAL

| **FOR OFFICIAL USE ONLY** |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, John Liu, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Firstrade Securities, Inc., as of June 30, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

President

Title

PETER GSCHWENG
Notary Public, State of New York
No. 01GS6022253
Qualified In Nassau County
Commission Expires March 29, 2007



Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**FIRSTRADE SECURITIES, INC.**

FINANCIAL STATEMENTS WITH SUPPLEMENTARY FINANCIAL INFORMATION

JUNE 30, 2005

TABLE OF CONTENTS


O'Connor Davies Munns & Dobbins, llp
ACCOUNTANTS AND CONSULTANTS

# INDEPENDENT AUDITORS' REPORT

To The Board of Directors and Stockholders
Firstrade Securities, Inc.

We have audited the accompanying statement of financial condition of Firstrade Securities, Inc. as of June 30, 2005, and the related statements of operations, stockholders' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Firstrade Securities, Inc. as of June 30, 2005, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedules 1 through 3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

O'Connor Davies Munns & Dobbins, LLP

New York, NY
August 5, 2005

The Lincoln Building, 60 East 42nd Street, New York, New York 10165 212.286.2600 tel 212.286.4080 fax www.odmd.com

# FIRSTRADE SECURITIES, INC.

## STATEMENT OF FINANCIAL CONDITION

## JUNE 30, 2005

### ASSETS

| | | |
|---|---|---|
| Cash and cash equivalents | | $ 572,876 |
| Certificates of deposit | | 1,010,161 |
| Due from clearing broker | | 338,994 |
| Accrued interest receivable | | 4,315 |
| Furniture, equipment, and leasehold improvements | | |
| Furniture and equipment | $ 656,911 | |
| Software costs | 1,582,924 | |
| Leasehold improvements | 371,168 | |
| | 2,611,003 | |
| Less accumulated depreciation | 2,235,627 | 375,376 |
| Deposits - clearing broker | | 100,000 |
| Intangible assets, net of accumulated amortization | | 63,420 |
| Other assets | | 102,937 |
| | | $ 2,568,079 |

### LIABILITIES AND STOCKHOLDERS' EQUITY

| | |
|---|---|
| Liabilities | |
| Accrued expenses | $ 277,224 |
| Accrued payroll and profit sharing | 167,675 |
| Deferred income taxes | 61,302 |
| Total liabilities | 506,201 |
| Stockholders' equity | |
| Common stock - Authorized 32,000,000 shares, issued 18,450,000 shares, $.01 par value | 184,500 |
| Additional paid-in-capital | 695,500 |
| Retained earnings | 1,181,878 |
| Total stockholders' equity | 2,061,878 |
| | $ 2,568,079 |

See accompanying notes to financial statements.

FIRSTRADE SECURITIES, INC.

STATEMENT OF OPERATIONS

YEAR ENDED JUNE 30, 2005

| | | |
|---|---|---|
| Revenues | | |
| Commission income | | $ 3,334,075 |
| Rental income | | 169,523 |
| Interest and other income | | 1,875,009 |
| | | 5,378,607 |
| Expenses | | |
| Salaries and payroll related expenses | $ 907,064 | |
| Execution costs | 1,465,672 | |
| Margin interest rebates | 488,932 | |
| Interest expense-customers | 224,581 | |
| Research and statistical costs | 367,390 | |
| Regulatory fees and expenses | 27,202 | |
| Occupancy and equipment costs | 511,599 | |
| Communications costs | 97,500 | |
| Stationery, printing, postage and shipping | 36,714 | |
| Promotional costs | 306,841 | |
| Insurance expense | 109,410 | |
| Professional fees | 31,441 | |
| Bad debt expense | 60,412 | |
| Depreciation and amortization | 248,331 | |
| Unrealized loss on investments | 40,000 | |
| Other operating costs | 267,179 | 5,190,268 |
| Income before income tax expense | | 188,339 |
| Income tax expense | | |
| Current | 71,012 | |
| Deferred | 18,603 | 89,615 |
| Net income | | $ 98,724 |

See accompanying notes to financial statements.

**FIRSTRADE SECURITIES, INC.**

STATEMENT OF STOCKHOLDERS' EQUITY

YEAR ENDED JUNE 30, 2005

| | Common Stock | | Additional Paid-in Capital | Retained Earnings | Total |
|---|---|---|---|---|---|
| | Shares | Amount | | | |
| Balance, beginning of year | 18,450,000 | $ 184,500 | $ 695,500 | $ 1,083,154 | $ 1,963,154 |
| Net income | | | | 98,724 | 98,724 |
| Balance, end of year | 18,450,000 | $ 184,500 | $ 695,500 | $ 1,181,878 | $ 2,061,878 |

See accompanying notes to financial statements.

## FIRSTRADE SECURITIES, INC.

## STATEMENT OF CASH FLOWS

## YEAR ENDED JUNE 30, 2005

| | |
|---|---|
| Cash flows from operating activities | |
| Net income | $ 98,724 |
| Adjustments to reconcile net income to net cash provided by operating activities | |
| Depreciation and amortization | 248,331 |
| Deferred income taxes | 18,603 |
| Unrealized loss on investments | 40,000 |
| Change in operating assets and liabilities | |
| Due from clearing broker | (104,170) |
| Accrued interest receivable | (3,572) |
| Deposits- clearing broker | 15,391 |
| Other assets | (22,114) |
| Accrued expenses | 241,561 |
| Accrued corporate taxes | (34,356) |
| Accrued payroll and profit sharing | 17,219 |
| Net cash provided by operating activities | 515,617 |
| Cash flows from investing activities | |
| Purchases of furniture, equipment, software and leasehold improvements | (246,389) |
| Investments in certificates of deposit, net | (774,443) |
| Purchases of investments | (40,000) |
| Net cash used by investing activities | (1,060,832) |
| Net decrease in cash | (545,215) |
| Cash and cash equivalents, beginning of year | 1,118,091 |
| Cash and cash equivalents, end of year | $ 572,876 |

See accompanying notes to financial statements.

## FIRSTRADE SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

### 1. Business and Summary of Significant Accounting Policies

***Business Operations***

Firstrade Securities, Inc. (the Company) is a registered broker-dealer in securities under the Securities Exchange Act of 1934. The Company acts as an introducing broker and provides discount brokerage services for its clients.

***Use of Estimates***

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

***Furniture, Equipment, Software and Leasehold Improvements***

Furniture, equipment, software and leasehold improvements are stated at cost. An accelerated depreciation method is used for furniture and equipment with useful lives of three to seven years. The Company capitalizes consulting fees and payroll and payroll-related costs for employees incurred in the development of computer software once technological feasibility is attained. Such costs are depreciated over an estimated useful life of three years. Leasehold improvements are depreciated using a straight-line method over the lesser of the economic useful life of the improvement or the term of the lease.

***Investments Owned***

Investments owned are valued at market value based upon quoted market prices on the principal exchange on which such shares are traded, with related changes in market value included in the statement of operations.

***Income Taxes***

Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities. The sources of temporary differences are software development costs and unrealized losses on investments.

# FIRSTRADE SECURITIES, INC.

## NOTES TO FINANCIAL STATEMENTS
(Continued)

### 1. Business and Summary of Significant Accounting Policies (Continued)

*Advertising*

The Company follows the policy of charging the costs of advertising to expense as incurred. For the year ended June 30, 2005, advertising expense was $273,708.

*Intangibles*

All intangibles are recorded at cost. Amortization is computed using the straight-line method over the 15-year life of the trademarks. Lease assignment costs are amortized using the straight-line method over the 10-year life of the lease.

*Cash Equivalents*

For the purpose of the statement of cash flows, the Company considers all highly liquid investment instruments purchased with a maturity of three months or less to be cash equivalents.

*Profit Sharing Plan*

The Company maintains a contributory qualified 401(k) plan for eligible employees. The company made no contributions for the year ended June 30, 2005.

### 2. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2005, the Company had net capital of $1,470,973, which was $1,420,973 in excess of its required net capital of $50,000. The Company's net capital ratio was .302 to 1.

### 3. Intangibles, Net of Accumulated Amortization

Intangible assets consist of the following:

| | Cost | Accumulated Amortization |
|---|---|---|
| Lease assignment cost | $191,418 | $133,414 |
| Trademark | 7,823 | 2,407 |
| | $199,241 | $135,821 |

## 4. Stockholders' Equity

As of June 30, 2005, the Company was authorized to issue 4,000,000 shares of $.10 per share preferred stock. No preferred shares have been issued.

## 5. Commitments

The Company has leases for office space which expire on June 30, 2010. Office rent expense for the year ended June 30, 2005 was $304,055. The Company leases computer equipment under operating leases expiring in various years through 2006. Computer rent expense for the year ended June 30, 2005 was $133,086.

Future minimum rental payments at June 30, 2005, under all operating leases having an initial or remaining non-cancelable term of more than one year are shown below.

| Year Ended June 30, | |
|---|---|
| 2006 | $ 308,042 |
| 2007 | 315,315 |
| 2008 | 331,081 |
| 2009 | 347,635 |
| Subsequent years | 365,016 |
| | $1,667,089 |

## 6. Financial Instruments and Credit Risk Concentration

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash, cash equivalents and amounts due from clearing broker. The Company places its cash and cash equivalents in highly regarded financial institutions and clears its transactions with a highly regarded clearing broker.

## 7. Litigation and Arbitration

The Company is involved in various legal actions arising in the normal course of business. In the opinion of management, such matters will not have a material effect upon the financial position of the Company.

# FIRSTRADE SECURITIES, INC.

## COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

## JUNE 30, 2005

| | | |
|---|---|---|
| Net capital | | $ 2,061,878 |
| Deductions: | | |
| Non-allowable assets | | |
| Interest receivable | $ 4,315 | |
| Furniture, equipment and leasehold improvements | 375,375 | |
| Deposit - clearing broker | | |
| Intangible assets | 63,420 | |
| Other assets | 107,188 | 550,298 |
| Net capital before haircuts on security positions | | 1,511,580 |
| Less: | | |
| Haircuts on security positions - Page 10 | | 40,607 |
| Net capital | | $ 1,470,973 |

Reconciliation with Company's Computation

| | |
|---|---|
| Net capital as filed (unaudited) | $ 1,464,784 |
| Decrease in income from audit adjustments | (49,967) |
| Decrease in haircuts on security positions from audit adjustments | 56,156 |
| Net capital per above | $ 1,470,973 |

See independent auditors' report.

# FIRSTRADE SECURITIES, INC.

## SCHEDULE OF SECURITIES HAIRCUTS AND AGGREGATE INDEBTEDNESS

## JUNE 30, 2005

### Securities Haircuts

| Security Description | Market Value | Percentage Deduction | Haircut Amount |
|---|---|---|---|
| ChinaTrust Bank U.S.A. CD maturity 360 days | $ 30,954 | 0.375% | $ 116 |
| HSBC Bank U.S.A. CD maturity 6 months | 206,970 | 0.125% | 259 |
| HSBC Bank U.S.A. CD maturity 3 months | 515,250 | 0.375% | 1,932 |
| Nasdaq warrants- private placement | 38,300 | 100.000% | 38,300 |
| | | | $ 40,607 |

### Aggregate Indebtedness

| | |
|---|---|
| Accrued expenses | $ 277,224 |
| Accrued payroll and profit sharing costs | 167,675 |
| | $ 444,899 |

See independent auditors' report.

Schedule 3

# FIRSTRADE SECURITIES, INC.

## STATEMENT OF EXEMPTION FROM RULE 15c3-3 COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

JUNE 30, 2005

Firstrade Securities, Inc. clears all customer transactions through another broker-dealer on a fully disclosed basis and therefore claims exemptive provision (K)(2)(B) of S.E.C. Rule 15c3-3, which exempts the Corporation from the computation for determination of reserve requirements as provided for in that Rule.

See independent auditors' report.


O'Connor Davies Munns & Dobbins, llp
ACCOUNTANTS AND CONSULTANTS

## INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY S.E.C. RULE 17a-5

To The Board of Directors and Stockholders
Firstrade Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Firstrade Securities, Inc. for the year ended June 30, 2005, we considered its internal control structure, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons,
2. Recordation of differences required by rule 17a-13, and
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

The Lincoln Building, 60 East 42nd Street, New York, New York 10165 212.286.2600 tel 212.286.4080 fax www.odmd.com

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. In addition, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2005, to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

O'Connor Davies Munns & Dobbins, LLP

New York, New York
August 5, 2005